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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          For the Month of March 2005
                       News Release dated March 15, 2005

                            ------------------------

                         (Commission File. No 0-20390).

                            ------------------------

                           ID BIOMEDICAL CORPORATION
                 (Translation of registrant's name in English)

       1630 WATERFRONT CENTRE, 200 BURRARD STREET, VANCOUVER, BC V6C 3L6
             (Address of principal executive offices and zip code)

        REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE: 604-431-9314

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

             Form 20-F   / /                         40-F  /X/

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                    Yes  / /                            No  /X/

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[ID BIOMEDICAL LOGO]

FOR IMMEDIATE RELEASE


            ID BIOMEDICAL TO PURSUE U.S. ACCELERATED APPROVAL PROCESS
                           FOR ITS INFLUENZA VACCINE


VANCOUVER, BC - MARCH 15, 2005 - ID Biomedical Corporation (TSX: IDB; NASDAQ:
IDBE) announced today that it has been advised by the United States Food and Drug Administration's Center for Biologics Evaluation and Research (CBER) that the Company's injectable influenza vaccine is eligible for accelerated approval and priority review mechanisms, allowing possible licensure of the vaccine in time to manufacture product for the 2006/07 season. Accelerated approval and priority review are specific regulatory programs developed by FDA to expedite the availability of products addressing important needs. ID Biomedical and CBER have outlined a clinical trial program that will allow the Company to submit a Biologics License Application (BLA) later this year.

"We are extremely pleased with the collaborative relationship we have established with CBER, and their clear recognition of the importance of expanding U.S. influenza vaccine availability," said Anthony Holler, M.D., ID Biomedical's Chief Executive Officer. "Obviously nothing is guaranteed and we have a lot of work to do, but we are optimistic we can be in the U.S. market by next year, or a year ahead of expectations."

Approval to market the ID Biomedical flu vaccine in the U.S. will be based on achieving agreed-upon safety and immunogenicity endpoints from clinical trials that are already ongoing in Canada and the United States. Based on discussions with CBER, the trial in the United States, originally announced on January 7, 2005, will be expanded to include up to approximately 1,000 subjects. ID Biomedical believes it will be able to gather this data and, if positive, file a Biologics License Application (BLA) by the end of 2005. If the data and inspection of ID Biomedical's manufacturing facilities are acceptable, the Company will be in the position to manufacture and ship influenza vaccine to the United States market in 2006.

Additional post-approval confirmatory studies will be required. The Company has agreed with CBER to conduct a confirmatory efficacy study in adults and also an additional study of the immunogenicity of Fluviral in the elderly.


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                                                                              2.


The Company also announced that the ongoing expansion and upgrading of its Quebec-based flu vaccine manufacturing facilities is on schedule. ID Biomedical expects that with U.S. regulatory approval of Fluviral and a successful pre-approval inspection of its facilities, the company will be able to produce approximately 20 million doses of influenza vaccine for the U.S. market in 2006, and approximately 40 million doses in 2007. ID Biomedical is also committed to develop a preservative-free formulation of its product for the pediatric population.

ID Biomedical produces Fluviral from its two flu vaccine production facilities located in Laval and Quebec City, Quebec. The Company's Quebec City facility is being expanded to increase total manufacturing capacity to approximately 50 million doses by 2007, and will house what is believed to be the newest egg-based vaccine production facility in the world. Upon FDA approval, Fluviral will be distributed in the U.S. by ID Biomedical's distribution partners: Henry Schein, Inc., AmerisourceBergen Corporation's Specialty Group and McKesson Corporation. These distribution partners have agreed to purchase and distribute 38 million doses of the Company's flu vaccine annually beginning in 2007. If ID Biomedical obtains FDA approval by April 1, 2006 under the accelerated approval mechanism, then the agreement will be applicable to the 2006 season as well.

ABOUT ID BIOMEDICAL

ID Biomedical is an integrated biotechnology company dedicated to the development of innovative vaccine products. It operates in research, development, manufacturing, sales and marketing from its facilities in Canada and in the United States. ID Biomedical is dedicated to becoming a premier vaccine company with significant marketed products worldwide and an extensive pipeline in both clinical and preclinical development.

ID Biomedical has a leading position in the Canadian influenza market. It received a ten-year mandate from the Government of Canada in 2001 to assure a state of readiness in the case of an influenza pandemic and provide influenza vaccine for all Canadians in such an event. It also currently supplies approximately 75% of the Canadian government's influenza vaccine purchases.

For further information on ID Biomedical, please visit the Company's website at www.idbiomedical.com.


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                                                                              3.


The information in this news release contains so-called "forward-looking" statements. These include statements regarding ID Biomedical's expectations and plans relating to the integration of the vaccine business acquired from Shire, statements about ID Biomedical's expectations, beliefs, intentions or strategies for the future, which may be indicated by words or phrases such as "anticipate", "expect", "intend", "plan", "will", "we believe", "ID Biomedical believes", "management believes", and similar language. All forward-looking statements are based on ID Biomedical's current expectations and are subject to risks and uncertainties and to assumptions made. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include: (i) the company's ability to successfully integrate the Shire vaccine business; (ii) the company's ability to successfully complete preclinical and clinical development of its products; (iii) the company's ability to manufacture its products; (iv) the seasonality of the flu-vaccine business and related fluctuations in the company's revenues from quarter to quarter; (v) decisions, and the timing of decisions, made by the health regulatory agencies regarding approval of its products for human testing;
(vi) the company's ability to enter into distribution agreements for its products, and to complete and maintain corporate alliances relating to the development and commercialization of its technology and products; (vii) market acceptance of its technologies and products; and (viii) the competitive environment and impact of technological change and other risks detailed in the company's filings with the Securities and Exchange Commission. ID Biomedical bases its forward-looking statements on information currently available to it, and assumes no obligation to update them.


                                     - 30 -


For further information, please contact:

INVESTOR RELATIONS / MEDIA

Dean Linden                                      Michele Roy
(604) 431-9314                                   (450) 978-6313
dlinden@idbiomedical.com                         mroy@idbiomedical.com

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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ID BIOMEDICAL CORPORATION

Date: March 17, 2005

                                          By:  /s/ ANTHONY F. HOLLER
                                               --------------------------------
                                               Anthony F. Holler
                                               CHIEF EXECUTIVE OFFICER